UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of                                     March 2001
                -----------------------------------------------


                          Excel Maritime Carriers Ltd.
                 (Translation of registrant's name into English)


        Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda
                 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                      Form 20-F  / X /    Form 40-F  /   /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                       Yes      /  /       No      / X /

     [If "Yes", is marked, indicate below the file number assign to the registrant in connection with rule 12g3-2 (b)]:

82-_______________________.]


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                           Shares outstanding as of
Class                                            June 30, 2001
-----                                            -------------

Common shares, par value $.01                     11,496,169
Class B Common Shares, par value $.01                114,946

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of a press release issued by Excel Maritime Carriers, Ltd., announcing a cash dividend.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            EXCEL MARITIME CARRIERS LTD.


Date: March 12, 2002                        By /s/ Gabriel Panayotides
      --------------                           -----------------------
                                                Gabriel Panayotides
                                                Chairman

                          EXCEL MARITIME CARRIERS LTD.
Par La Ville Place, 14 Par-la-Ville Road, Hamilton HM JX, Bermuda
-----------------------------------------------------------------


Hamilton, Bermuda, March 4, 2002 - EXCEL MARITIME CARRIERS LTD. (EXM:AMEX) today announced that it will distribute a cash dividend to all of its Shareholders, at the rate of US $2.15 per Class A / Class B Share. The record date for the determination of the company's shareholders will be March 14, 2002 and the payment date will be March 19, 2002.